Exhibit 99.1

Student Transportation of America School Bus Driver to be Featured on NBC’s Today Show

Exceptional Employee Recognized for Her Commitment to Work, Family and Community Service

WALL, N.J., Dec. 17, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's most trusted and largest independent provider of student transportation services, announced today that Catherine Brutzman, who is a  school bus driver with STI’s subsidiary, Student Transportation of America (STA), will be featured tomorrow on NBC’s Today Show. Ms. Brutzman’s commitment to work, family and community service will be highlighted as part of Today Show’s ‘Pay It Forward’ series and will air at 8:20 AM EST.

“Catherine really represents everything we stand for at Student Transportation of America,” stated STI’s Chairman and CEO Denis Gallagher. “Her reliability, knowledge, and devotion to the safety and well-being of her student passengers goes above and beyond the call of duty and her efforts safely caring for generations of schoolchildren is remarkable.”

Ms. Brutzman has spent more than 40 years in the student transportation industry. As a driver with STA, she has a flawless driving record and perfect attendance and is a member of the company’s STI Safety Wall of Fame. She is well known in her Higganum, Connecticut community and loves to tell stories about how she used to drive the parents of the students she drives today.

“Catherine is a shining example of what family and community are all about – ‘paying it forward’ – by helping others when they need it most, supporting people unconditionally, and encouraging others to reach their full potential. I speak for everyone at STA when I say that we are so proud that she is a member of the STA Family,” added Gallagher.

Today Show’s daily live broadcast provides current domestic and international news, weather reports and interviews with newsmakers from the worlds of politics, business, media, entertainment and sports. The program is hosted by Matt Lauer, Savannah Guthrie Al Roker, Natalie Morales, Carson Daly, Willie Geist and Tamron Hall.

The segment will be archived and can be viewed after the Friday morning broadcast on the Today Show’s website as well as STI’s website at www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted and largest independent provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com